The Northern Trust Company

50 S. LaSalle Street

Chicago, Illinois 60603

(312) 630-6000

October 1, 2025

Harding, Loevner Funds, Inc.

400 Crossing Blvd. Fourth Floor

Bridgewater, NJ 08807

Attn: Ryan Bowles, CFA - President

Re:	Passive Class Action Service

Dear Ryan:

This letter agreement (the “Letter Agreement”) sets forth the terms and conditions under which The Northern Trust Company (“Northern”) will provide passive class action services (the “Passive Services”) to Harding, Loevner Funds, Inc. (“Client”), and the Client’s acceptance of such Services and related terms. This Letter Agreement is entered into pursuant to, and supplements, the Amended and Restated Custody dated as of December 16, 2020 (as amended, restated or otherwise modified from time to time, the “Agreement”) between the Client and Northern. Except as expressly modified herein, all terms and condition of the Agreement shall remain in full force and effect and shall apply to the Services described below.

The Passive Services referred to in this Letter Agreement include automatic processing and claim filing in countries (referred to as “opt-out” countries) where the only requirement on the part of the asset owner (here, the Client) would be to file with a third party administrator, typically after settlement of the action, evidence of an entitlement to proceeds, and to thereby collect thereon. Through its Passive Services offering, Northern would undertake such actions on the Client’s behalf. The Passive Services include support in respect of both class actions and antitrust actions on public securities (whereby asset owners collect proceeds following a government antitrust action or similar).

For the avoidance of doubt, the Client does not, by its acceptance of the Passive Services, intend to assume any responsibility for, and shall not, initiate, consider, or participate in, any active bankruptcy, class action or other litigation against or involving any issuer of securities held or formerly held by the Client; such matters are outside the scope of the Passive Services. This Letter Agreement shall not extend to any active class action services provided by Northern.

In the event that Northern receives notice of a settled securities class action litigation, Northern will use reasonable endeavors to identify whether Northern held the relevant securities on behalf of the Client at the relevant time specified in the class action. In the event that the Client was an affected owner of the relevant securities, Northern will notify the Client accordingly, file the proof of a claim and the required documentation directly with the third party administrator appointed to process settlement claims and/or distribute settlement proceeds (the “Claims Administrator”) and collect and receive payment from the Claims Administrator in relation to that class action unless otherwise directed by the Client. The Client acknowledges and agrees that Northern does not select and has no control over such Claims Administrators and Northern Trust shall have no liability for the actions or omissions of Claims Administrators.

Northern may utilize Broadridge Financial Solutions, Inc. or another firm of recognized standing as its delegate to provide the Passive Services. The Client acknowledges that the Passive Services are only available in certain jurisdictions and Northern will make available to the Client upon request details of those markets in which this service is available.

In the event that the Client no longer wishes to receive the Passive Services, the Client shall provide Northern with at least ten (10) Business Days’ prior notice in writing.

Attached to this Letter Agreement as Schedule C is a comprehensive fee schedule applicable to the Client and includes fees related to the Passive Services (the “Fee Schedule”). The prior fee schedule which was attached to the Agreement as Schedule C is hereby amended and superseded by the Schedule C attached hereto, and shall be deemed to amend the Agreement accordingly. Please confirm your acceptance of this Letter Agreement and agreement with the provision of the Passive Services as described in this Letter Agreement and the fees set forth in the Fee Schedule, by signing, dating and returning a signed copy of this Letter Agreement to us.

THE NORTHERN TRUST COMPANY

By: /s/ Kelly Reed-Clare
Name: Kelly Reed-Clare
Title: Vice President

Terms of the Letter Agreement agreed to by:
HARDING, LOEVNER FUNDS, INC.
By: /s/ Ryan Bowles
Name: Ryan Bowles
Title: President

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